UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Maxim Integrated Products, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

57772K101

(CUSIP Number of Class of Securities)

Carl W. Jasper

Chief Financial Officer

Maxim Integrated Products, Inc.

120 San Gabriel Drive

Sunnyvale, CA 94086

Tel: (408) 737-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew W. Sonsini, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94303

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,763,187	$1,793.66

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s Common Stock that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have a value of $16,763,187 calculated using the intrinsic value method based upon the average of the high and low prices of the Issuer’s Common Stock as reported on the Nasdaq National Market on January 26, 2006. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on February 1, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable .

Form or Registration No.: Not Applicable .

Filing Party: Not Applicable .

Date Filed: Not Applicable .

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Introductory Statement

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 1, 2006, as amended on February 3, 2006, in connection with Maxim Integrated Products, Inc.’s (“Maxim”) offer to exchange certain outstanding stock options for restricted stock units on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated February 1, 2006 (the “Offer to Exchange”) and the related attachments thereto.

Item 12. Exhibits.

Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) in Item 12 of the Schedule TO, as amended, are replaced and superseded in their entirety by the following exhibits:

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated February 1, 2006

(a)(1)(B)	Letter from John F. Gifford, dated February 1, 2006, related to Maxim Integrated Products, Inc. Stock Option/Restricted Stock Unit Exchange Program

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXIM INTEGRATED PRODUCTS, INC.

/S/ CARL W. JASPER
Carl W. Jasper Chief Financial Officer

Date: February 22, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated February 1, 2006

(a)(1)(B)	Letter from John F. Gifford, dated February 1, 2006, related to Maxim Integrated Products, Inc. Stock Option/Restricted Stock Unit Exchange Program

(a)(1)(C)	Election Form

(a)(1)(D)	Withdrawal Form

(a)(1)(E)	List of Eligible Options for Stock Option/Restricted Stock Unit Exchange Program*

(a)(1)(F)	Form of Restricted Stock Unit Agreement (U.S. employees)*

(a)(1)(G)	Form of Restricted Stock Unit Agreement (non-U.S. employees)*

(a)(2)-(5)	Not applicable

(b)	Not applicable

(d)(1)	Maxim Integrated Products, Inc. 1996 Stock Incentive Plan, as amended and restated[1]

(d)(2)	Maxim Integrated Products, Inc. 1987 Supplemental Stock Option Plan, as amended[2]

(d)(3)	Dallas Semiconductor Corporation 1993 Officer and Director Stock Option Plan, together with forms of stock option agreements thereunder[3]

(d)(4)	Dallas Semiconductor Corporation 1987 Stock Option Plan, as amended and restated, together with forms of stock option agreements thereunder[4]

(g)	Not applicable

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on February 1, 2006.
[1]	Incorporated by reference to Appendix A to the Company’s Proxy Statement, as amended, relating to the Annual Meeting of its stockholders held on November 10, 2005.
[2]	Incorporated by reference to exhibit 10.12 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 27, 1998.
[3]	Incorporated by reference to exhibit 10.17 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
[4]	Incorporated by reference to exhibit 10.18 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001.